Energy

Inveralmond House
200 Dunkeld Road
Perth
PH1 3AQ

Telephone: (0)1738 455154
Facsimile: (0)1738 455281

Securities and Exchange Commission
450 Fifth Street
WASHINGTON DC
20549
USA

07020950

SEC MAIL RECEIVED PROCESSING
FEB 6 2007
WASH. D.C. 152 SECTION

31 January 2007

Dear Sirs

SUPPL

Ref: 82- 3099 SCOTTISH AND SOUTHERN ENERGY PLC

I enclose copies of the announcements, and a listing of these announcements, which have been filed with the London Stock Exchange from 16 November 2006 to 31 January 2007

The information is provided pursuant to Rule 12(g)3-2b of the Securities Exchange Act of 1934 as amended.

Yours sincerely

PROCESSED

FEB 1 2 2007

THOMSON
FINANCIAL

Anne Sutherland
Company Secretarial Assistant

List of Announcements

Date	Headline	LSE Number
21/11/2006	Director/PDMR Shareholding	4093M
21/11/2006	Additional Listing	4690M
04/12/2006	Director/PDMR Shareholding	1608N
07/12/2006	SSE Gas Boiler Business	4218N
07/12/2006	Holding(s) in Company	4464N
11/12/2006	Director/PDMR Shareholding	6583N
20/12/2006	Statement re Price Controls	3325O
21/12/2006	Completion of Agreements	4247O
28/12/2006	Total Voting Rights	7357O
03/01/2007	Director/PDMR Shareholding	9039O
05/01/2007	Total Voting Rights	0772P
12/01/2007	Total Voting Rights	4390P
16/01/2007	Early Payment Discount	5886P
18/01/2007	Planning Consent Granted	7358P
18/01/2007	Holding(s) in Company	7789P
19/01/2007	Re Agreement	8114P
19/01/2007	Total Voting Rights	8528P
26/01/2007	Total Voting Rights	2298Q
31/01/2007	Prices to Fall	4383Q

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Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Prices to Fall
Released	10:21 31-Jan-07
Number	4383Q

RNS Number:4383Q
Scottish & Southern Energy PLC
31 January 2007

PRICES FOR ELECTRICITY AND GAS TO FALL

Scottish and Southern Energy plc ("SSE"), currently the UK's cheapest gas and dual fuel (gas plus electricity)*, has written to its seven million domestic customers to confirm that it will cut gas and electricity prices within the next few months. It will be the first such reduction for six years.

SSE, which supplies energy as Southern Electric, SWALEC, Scottish Hydro Electric and Atlantic Electric and Gas, has made the decision in light of the sustained fall in wholesale prices which has occurred since it last announced an increase in prices, in September 2006.

During the three years of rising wholesale energy prices, SSE passed on to its customers much less than the full extent of the increases and it delayed any price rises for as long as possible. As a result, its customers have paid an average of £320* less for their gas and electricity in the last three years than have customers of British Gas. Customers of SSE are still paying around 14%* less for their combined gas and electricity than are customers of British Gas.

Earlier this month, SSE announced plans to increase its early payment discount for people paying their bills quarterly to 4.3%. It is one of just two energy suppliers to reward its customers in this way.

Alistair Phillips-Davies, Energy Supply Director of SSE, said:

"Since last September, we have made clear our intention to cut gas and electricity prices if there was a sustained fall in wholesale prices which would allow us to do so, and I am very pleased that we have now been able to confirm this.

"We are now monitoring costs and evaluating how we will be able to pass savings on to customers. In the meantime, our customers know they paid on average around £320* less for their gas and electricity than customers of British Gas did during the period of rising prices. Our policy of fair pricing will continue.

Future trends in the wholesale price of any commodity are always difficult to predict, and gas and electricity are no exception, but I hope that we will see a sustained downward trend in the prices paid by our customers."

* Based on an average over the 14 supply areas for a dual fuel customer consuming 20,500kWh of gas per annum, and 3,300kWh of electricity per annum and paying quarterly. Prices include VAT.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Total Voting Rights
Released	15:16 19-Jan-07
Number	8528P

Scottish and Southern Energy

RNS Number:8528P
Scottish & Southern Energy PLC
19 January 2007

Scottish and Southern Energy plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Scottish and Southern Energy plc's ('the Company') capital consists of 861,887,834 ordinary shares. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the Company. The Company does not have any ordinary shares in treasury.

The above figure (861,887,834) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in the Company under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Re Agreement
Released	11:11 19-Jan-07
Number	8114P

Scottish and Southern Energy

RNS Number:8114P
Scottish & Southern Energy PLC
19 January 2007

SCOTTISH AND SOUTHERN ENERGY PLC

PARTNERSHIP AGREEMENT WITH VIKING ENERGY LTD

Scottish and Southern Energy plc ("SSE") has today signed a partnership agreement with Viking Energy Ltd ("Viking Energy"), the company established to represent Shetland Islands Council's interests in wind farm development, which is intended to lead to the development on Shetland's Central Mainland of a 600MW wind farm.

Each organisation has a 50 per cent stake in the partnership and its creation follows the signing of a Memorandum of Understanding by SSE and Viking Energy during 2005.

Under the agreement, the new partnership will, later this year, submit a planning application for the wind farm. Its development is subject to, amongst other things, planning consent being secured and to the construction of a sub-sea cable between Shetland and the mainland of Scotland.

Sir Robert Smith, Chairman, who signed the partnership agreement for SSE in Shetland today, said:

"SSE has a long-established track record in renewable energy and ambitious plans for the future. This agreement helps pave the way for a renewable energy project which can be a world leader in terms of scale, the richness of the natural resources being harnessed and the involvement of the local community. Our partnership with Viking Energy is an exciting and significant step forward and I am optimistic that our joint venture for this leading-edge renewable energy project will become a reality."

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Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Holding(s) in Company
Released	16:34 18-Jan-07
Number	7789P

RNS Number:7789P
Scottish & Southern Energy PLC
18 January 2007

Scottish and Southern Energy plc

Holding(s) in Company

18 January 2007

NOTIFICATION UNDER SECTION 198 TO 202 OF THE COMPANIES ACT 1985

The Company was notified on 18 January 2007 that Barclays plc, through various legal entities as listed below, has a notifiable interest in 34,592,382 ordinary 50p shares in Scottish and Southern Energy plc, being 4.01% of the issued share capital of the company.

Legal Entity	Holding	Percentage Held
Barclays Global Fund Advisors	3,120,546	0.3621
Barclays Bank Trust Company Ltd	39,122	0.0045
Gerrard Ltd	2,914,757	0.3382
Barclays Global Investors Ltd	11,993,202	1.3915
Barclays Capital Securities Ltd	2,396,716	0.2781
Barclays Global Investors Japan Ltd	80,319	0.0093
Barclays Global Investors Japan Trust & Banking	977,767	0.1134
Barclays Private Bank and Trust Ltd	540	0.0001
Barclays Private Bank and Trust Ltd	12,331	0.0014
Barclays Global Investors, N.A.	11,353,242	1.3173
Barclays Global Investors Canada Ltd	67,275	0.0078
Barclays Capital Inc	59,000	0.0068
Barclays Life Assurance Co Ltd	1,577,565	0.1830
Group Holding	34,592,382	4.0135

Registered Holder	Account Designation	Holding
Bank of Ireland		314,732
Bank of New York		61,032
BBHISL Nominees Ltd HGB0125	00063919101	1,270
BBHISL Nominees Ltd HGB0125	00068640801	4,230
BBHISL Nominees Ltd HGB0125	00069451601	6,660
BBHISL Nominees Ltd	00120199401	171
BNP PARIBAS		62,807
Barclays Capital Nominees Ltd		1,527,496
Barclays Capital Nominees Ltd		59,000
Barclays Global Investors		9,357,926
Barclays Global Investors Canada		67,275
Barclays Trust Co & Others		3,054
Barclays Trust Co DMC69		13,400

Barclays Trust Co E99		343
Barclays Trust Co R69		22,325
CIBC MELLON GLOBAL SECURITIES		44,023
Durlacher Nominees Ltd		869,220
Gerrard Nominees Limited	602394	1,600
Gerrard Nominees Limited	607486	750
Gerrard Nominees Limited	617906	400
Gerrard Nominees Limited	622124	1,000
Gerrard Nominees Limited	635860	750
Gerrard Nominees Limited	637739	450
Gerrard Nominees Limited	643975	2,700
Gerrard Nominees Limited	647291	875
Gerrard Nominees Limited	658574	1,250
Gerrard Nominees Limited	660968	1,500
Gerrard Nominees Limited	777546	200
Greig Middleton Nominees Limited (GM1)		131,187
Greig Middleton Nominees Ltd (GM3)	220805DN	22,258
Greig Middleton Nominees Ltd (GM3)	523475DN	75,000
Investors Bank & Trust Company		100,614
Investors Bank and Trust Co.		3,120,546
JP Morgan (BGI CUSTODY)		1,577,565
JP Morgan (BGI CUSTODY)		11,678,470
JP Morgan Chase		977,767
JP Morgan Chase		57,146
JPMorgan Chase Bank		468,762
Mellon Trust of New England		57,746
Mellon Trust - US Custodian / Trustee		157,156
Mitsui Asset Trust and Banking Company, Limited		15,317
Mizuho Trust & Banking Co., Ltd		7,856
Northern Trust Bank - BGI Separate Fund Custody		265,462
R C Greig Nominees Limited		1,920,694
R C Greig Nominees Limited GP1		137,627
R C Greig Nominees Limited SA1		69,667
R C Greig Nominees Limited a/c AK1		450,757
R C Greig Nominees Limited a/c BL1		59,648
R C Greig Nominees Limited a/c CM1		36,444
Reflex Nominees Limited		540
State Street Bank & Trust - Wire Bank - ABA#026009		44,452
State Street Bank and Trust Co		44,288
State Street Boston		513,675
State Street Trust of Canada - Wire Bank - NO ABA		102,559
The Northern Trust Company - U.S. Custodian/Trustee		72,740
Total		34,592,382

This information is provided by RNS
The company news service from the London Stock Exchange

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Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Planning Consent Granted
Released	11:03 18-Jan-07
Number	7358P

RNS Number:7358P
Scottish & Southern Energy PLC
18 January 2007

SCOTTISH AND SOUTHERN ENERGY PLC

PERMISSION GRANTED FOR DEVELOPMENT OF TODDLEBURN WIND FARM

Planning consent has been granted for the development a 36MW (megawatt) wind farm at Toddleburn in the Scottish Borders which Scottish and Southern Energy plc ("SSE") agreed to acquire from I&H Brown in May 2006.

The decision follows a Public Inquiry into the development, which was concluded in May 2006. The wind farm will have 12 turbines and construction work is expected to begin later this year, with the wind farm scheduled to be commissioned in early 2009. Its development will require the investment of around £40m.

When Toddleburn and SSE's other recently-consented development at Drumderg are commissioned, SSE will have a total of over 230MW of installed wind farm capacity at six sites in Scotland. This includes the 6MW extension to the Tangy wind farm which is currently under construction.

In addition to Drumderg, SSE is seeking to secure consent during 2007 to develop another five wind farms in Scotland, with a total installed capacity of almost 300MW.

Ian Marchant, Chief Executive of SSE, said:

"I am pleased that the Toddleburn wind farm has received consent, and we will work to ensure that the construction work at Toddleburn is carried out efficiently and with minimal disturbance to the local community.

While we have had two recent successes, securing consent to develop wind farms remains a very difficult and time-consuming process, and reform is essential if Scotland's renewable energy ambitions are to be fulfilled."

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Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Early Payment Discount
Released	11:18 16-Jan-07
Number	5886P

RNS Number:5886P
Scottish & Southern Energy PLC
16 January 2007

SCOTTISH AND SOUTHERN ENERGY
OFFERS CUSTOMERS INCREASED
EARLY PAYMENT DISCOUNT

- £40 REDUCTION ON TYPICAL BILL

Scottish and Southern Energy plc ("SSE") is rewarding customers who pay their energy bills in good time by increasing its early payment discount.

The discount will now be worth around £40* to the millions of customers who pay their bills quarterly.

SSE, which supplies energy as Southern Electric, SWALEC, Scottish Hydro Electric and Atlantic, is one of just two energy suppliers which rewards its customers in this way.

The increase in SSE's early payment discount follows the recent announcement by British Gas of its plan to charge their customers £5 for paying bills late, which could mean up to £40 a year more for British Gas customers.

Energy Supply Director, Alistair Phillips Davies said: "All along we've taken a responsible approach to our pricing, which is why typical dual-fuel prices charged by our largest competitor are around 16% higher than ours. This is even before we add our prompt payment discount, which takes the difference to 21%.

"We want to reward our customers for doing the right thing, not penalise them for doing the wrong thing. Our customers could receive an average of £40 off their bills just for paying them promptly.

"This is the first of a number of measures we will be introducing in 2007 to start making energy bills better. Although we are already the lowest cost supplier across the country, we expect these measures to include a reduction in prices later this year."

- ENDS -

* Based on a 4.3% early payment discount applied to SSE's average standard quarterly dual fuel bill across all Great Britain areas, of £962. The equivalent bill with British Gas would be £1,120 - more than 16% higher. The average bill

is based on 20,500 kWh of gas and 3.300kWh of electricity.

Notes to Editors:

- The early payment discount is available to SSE's 2.5 million customers who pay their bill quarterly on demand, and do so within 10 days of receiving it. The increased discount will be 4.3% off the customer's total quarterly bill including VAT.

- Customers are eligible for even larger discounts if they pay their bills by Direct Debit: 5% off the unit price for variable direct debit customers and 6% off the unit price for monthly direct debit customers.

- Based on the average standard quarterly price across Great Britain, SSE continues to offer the lowest prices in the industry for gas, and for gas and electricity combined (dual-fuel). This is based on annual consumption of 20,500kWh of gas and 3,300kWh of electricity. Prices include VAT.

- SSE supplies 7.5 million customers through its retail brands, Southern Electric, SWALEC, Scottish Hydro Electric and Atlantic. It transmits and distributes electricity to over 3.6 million customers in central southern England and the north of Scotland.

SSE Press Office Contact: 0870 900 0410

Justyn Smith and Sharron Miller McKenzie

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Total Voting Rights
Released	11:37 12-Jan-07
Number	4390P

Scottish and Southern Energy

RNS Number:4390P
Scottish & Southern Energy PLC
12 January 2007

Scottish and Southern Energy plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Scottish and Southern Energy plc's ('the Company') capital consists of 861,872,951 ordinary shares. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the Company. The Company does not have any ordinary shares in treasury.

The above figure (861,872,951) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in the Company under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Total Voting Rights
Released	15:18 05-Jan-07
Number	0772P

RNS Number:0772P
Scottish & Southern Energy PLC
05 January 2007

Scottish and Southern Energy plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Scottish and Southern Energy plc's ('the Company') capital consists of 861,872,451 ordinary shares. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the Company. The Company does not have any ordinary shares in treasury.

The above figure (861,872,451) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in the Company under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
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82-3077

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director/PDMR Shareholding
Released	11:29 03-Jan-07
Number	9039O

Scottish and Southern Energy

RNS Number:9039O
Scottish & Southern Energy PLC
03 January 2007

SHARE INCENTIVE PLAN

The Company was notified on 29 December 2006 by Computershare Investor Services plc, the provider of the all employee Share Incentive Plan ('SIP'), of the following purchases on 29 December 2006 in the Company's ordinary shares:-

(a) that 25,972 shares were purchased and allocated at £15.60 per share using participating employees' gross salary ('Partnership Shares').

(b) that the Company matched the Partnership Shares purchased by employees and allocated a further 21,003 shares at £15.60 per share ('Matching Shares'). The Company gives employees 1 Matching Share for each Partnership Share bought by them up to a maximum of 5 Matching Shares per employee, each month.

The purchase, referred to above, was made pursuant to a regular standing order instruction with Computershare Investor Services plc for the monthly purchase of Partnership Shares.

The interests of Executive directors/PDMRs of the Company in the transactions were as follows:

Directors	Number of Partnership Shares	Number of Matching Shares	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood Director	8	5	0.000002%	26,061	0.003%
Ian Marchant Director	8	5	0.000002%	94,727	0.011%
Alistair Phillips-Davies Director	8	5	0.000002%	31,057	0.004%
Gregor Alexander Director	8	5	0.000002%	21,533	0.002%
Vincent Donnelly PDMR	8	5	N/A	N/A	N/A
Michelle Hynd PDMR	8	5	N/A	N/A	N/A
Paul Isgar PDMR	8	5	N/A	N/A	N/A
Graham Juggins PDMR	8	5	N/A	N/A	N/A
Anthony Keeling PDMR	8	5	N/A	N/A	N/A
Ian Manson	8	5	N/A	N/A	N/A

PDMR					
Mark Mathieson	8	5	N/A	N/A	N/A
PDMR					
Robert McDonald	8	5	N/A	N/A	N/A
PDMR					
James McPhillimy	8	5	N/A	N/A	N/A
PDMR					
Adrian Pike	8	5	N/A	N/A	N/A
PDMR					
Brian Smith	3	3	N/A	N/A	N/A
PDMR					
James Smith	8	5	N/A	N/A	N/A
PDMR					
Paul Smith	8	5	N/A	N/A	N/A
PDMR					
Alan Young	8	5	N/A	N/A	N/A
PDMR					

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82-5099

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Total Voting Rights
Released	14:29 28-Dec-06
Number	7357O

RNS Number:7357O
Scottish & Southern Energy PLC
28 December 2006

Scottish and Southern Energy plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Scottish and Southern Energy plc's ('the Company') capital consists of 861,871,451 ordinary shares. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the Company. The Company does not have any ordinary shares in treasury.

The above figure (861,871,451) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in the Company under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Completion of Agreements
Released	10:58 21-Dec-06
Number	4247O

Scottish and Southern

RNS Number:4247O
Scottish & Southern Energy PLC
21 December 2006

SCOTTISH AND SOUTHERN ENERGY PLC

COMPLETION OF AGREEMENTS ON MARCHWOOD POWER LTD

Scottish and Southern Energy plc ("SSE") and ESBI (Ireland's ESB International) have completed all of the financial and legal agreements in respect of their 50:50 joint venture, Marchwood Power Ltd. This will allow construction work on the venture's new 840MW combined cycle gas turbine (CCGT) power plant in Southampton to begin early in 2007. The plant is expected to be constructed and in commercial operation in time for the winter of 2009/10.

On completion, it will take SSE's ownership interest in gas-fired power stations to almost 4,800MW and in electricity generation capacity as a whole to almost 10,500MW.

Under the agreements, the plant will be operated by Marchwood Power Ltd, which will be responsible for ensuring it is available to generate electricity as required by its customer, SSE. SSE will supply the gas for conversion into electricity at the plant, and the net carbon emissions allowances, and will sell the resulting output into the UK electricity market. In this respect, the arrangements are similar to those which apply to Seabank Power Limited, in which SSE also has a 50% stake, and which operates a 1,140MW CCGT power station near Bristol

The plant will be built under a fixed price turnkey contract by Siemens plc, using gas turbines similar to those used at Seabank and at SSE's Peterhead Power Station. It will have one of the highest thermal efficiencies in the UK and in a typical year will meet the electricity requirements of around one million homes.

The expected capital cost for Marchwood Power Ltd is around £400m. It will be financed on a debt/equity ratio of 80:20. SSE's equity investment in the venture will, therefore, be around £40m. SSE will also provide 50% of the project debt requirements (other than the VAT and Working Capital facilities) as a lender.

The favourable location of the plant, on the coast of central southern England, means it will actually receive payments under the current arrangements for charging electricity generators for use of the electricity networks.

Ian Marchant, Chief Executive of SSE, said:

"Significant investment in UK electricity generating capacity will be required during the next 10-15 years to replace existing plant that is scheduled for closure and to maintain an acceptable margin over expected energy electricity demand. Marchwood is, therefore, a very important project for not just SSE and ESBI, but the UK as a whole.

"Its development, allied to our other investments in coal-fired power stations and in renewable energy, will help to maintain SSE's position as the electricity generator with the most diverse and flexible portfolio of assets in the UK."

Press Office Contact: 0870 900 0410
Alan Young and Sharron Miller McKenzie

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Statement re: Price Controls
Released	12:30 20-Dec-06
Number	3325O

RNS Number:3325O
Scottish & Southern Energy PLC
20 December 2006

SCOTTISH AND SOUTHERN ENERGY PLC
ELECTRICITY TRANSMISSION PRICE CONTROL REVIEW AND
GAS DISTRIBUTION PRICE CONTROL REVIEW

Scottish and Southern Energy plc ("SSE") has decided, on balance, to accept Ofgem's final proposals for electricity transmission price controls for 2007-12. In addition, Scotia Gas Networks ("SGN"), in which SSE has a 50% stake, has decided to accept Ofgem's final proposals for the gas distribution one-year price control for 2007-08.

While the cost of capital in electricity transmission is disappointing, SSE has concluded, ultimately, that there is within Ofgem's detailed proposals for areas such as capital and operational expenditure sufficient scope and incentive to secure an acceptable level of revenue. SSE's acceptance of the proposals is subject to their being correctly reflected in licence modifications.

As in electricity transmission, the cost of capital in gas distribution is disappointing, and should not be seen as precedent for the forthcoming five-year review. Nevertheless, SGN's two networks have the highest P0 increases in revenue among the eight gas distribution networks. The policy framework for 'shrinkage' gas, pensions deficits and capital and replacement expenditure have all been satisfactorily dealt with in the context of what is a one-year review period. SGN is now engaged in the preparations for the gas distribution price control review for 2008-13.

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director/PDMR Shareholding
Released	16:13 11-Dec-06
Number	6583N

RNS Number:6583N
Scottish & Southern Energy PLC
11 December 2006

On 8 December 2006, Alan Young, PDMR, was allotted 329 shares at a price of £5.62 per share following his exercise of options under the Company's all-employee savings-related share option scheme.

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Holding(s) in Company
Released	11:45 07-Dec-06
Number	4464N

Scottish and Southern Energy

RNS Number:4464N
Scottish & Southern Energy PLC
07 December 2006

Scottish and Southern Energy plc

Holding(s) in Company

7 December 2006

NOTIFICATION UNDER SECTION 198 TO 202 OF THE COMPANIES ACT 1985

The Company was notified on 6 December 2006 that Barclays plc, through various legal entities as listed below, has a notifiable interest in 26,112,522 ordinary 50p shares in Scottish and Southern Energy plc, being 3.03% of the issued share capital of the company.

Legal Entity	Holding	Percentage Held
Barclays Capital Securities Ltd	2,612,313	0.3036
Barclays Global Investors, N.A.	6,684,021	0.7769
Barclays Bank Trust Company Ltd	37,664	0.0044
Barclays Global Investors Australia Ltd	123,956	0.0144
Barclays Global Investors Japan Ltd	85,065	0.0099
Barclays Private Bank and Trust Ltd	540	0.0001
Barclays Global Investors Ltd	7,901,431	0.9184
Barclays Global Investors Canada Ltd	67,429	0.0078
Barclays Capital Inc	583,300	0.0678
Barclays Private Bank and Trust Ltd	12,160	0.0014
Barclays Global Investors Japan Trust & Banking	987,973	0.1148
Barclays Global Fund Advisors	2,910,231	0.3383
Gerrard Ltd	2,971,388	0.3454
Barclays Life Assurance Co Ltd	1,135,051	0.1319
Group Holding	26,112,522	3.0351

Registered Holder	Account Designation	Holding
BANK OF IRELAND	426353	234,119
BANK OF IRELAND	426360	22,534
BANK OF IRELAND	429079	86,440
BANK OF NEW YORK		61,032
BNP PARIBAS		7,635
BARCLAYS CAPITAL NOMINEES LIMITED		583,300

BARCLAYS CAPITAL NOMINEES LIMITED		2,276,047
Barclays Global Investors Canada		67,429
Barclays Trust Co & Others		1,939
Barclays Trust Co DMC69		13,400
Barclays Trust Co R69		22,325
CHASE NOMINEES LTD	16376	430,603
CHASE NOMINEES LTD	21359	93,873
CHASE NOMINEES LTD	28270	287,882
CIBC MELLON GLOBAL SECURITIES		5,114
Clydesdale Nominees HGB0125	00063919101	1,270
Clydesdale Nominees HGB0125	00068640801	4,230
Clydesdale Nominees HGB0125	00069451601	6,660
Durlacher Nominees Limited		336,266
Gerrard Nominees Limited	602394	1,600
Gerrard Nominees Limited	607486	750
Gerrard Nominees Limited	617906	400
Gerrard Nominees Limited	622124	1,000
Gerrard Nominees Limited	635860	1,750
Gerrard Nominees Limited	637739	450
Gerrard Nominees Limited	643975	2,700
Gerrard Nominees Limited	647291	875
Gerrard Nominees Limited	658574	1,250
Gerrard Nominees Limited	660968	1,500
Gerrard Nominees Limited	777546	200
Greig Middleton Nominees Limited (GM1)		131,187
Greig Middleton Nominees Ltd (GM3)	220805DN	22,258
Greig Middleton Nominees Ltd (GM3)	523475DN	75,000
INVESTORS BANK AND TRUST CO.		2,910,231
INVESTORS BANK AND TRUST CO.		6,029,057
JP MORGAN (BGI CUSTODY)	16331	202,193
JP MORGAN (BGI CUSTODY)	16338	49,924
JP MORGAN (BGI CUSTODY)	16341	467,336
JP MORGAN (BGI CUSTODY)	16342	113,000
JP MORGAN (BGI CUSTODY)	16400	6,238,235
JP MORGAN (BGI CUSTODY)	17011	14,716
JP MORGAN (BGI CUSTODY)	18409	795,627
JPMORGAN CHASE BANK		28,329
JPMorgan Chase Bank		123,956
JPMorgan Chase Bank		987,973
JPMorgan Chase Bank		57,917
Mellon Trust of New England		7,363
Mellon Trust- US Custodian/		44,188
Mitsui Asset		15,110
Northern Trust Bank-BGI SEPA		35,061
R C Greig Nominees Limited		1,960,925
R C Greig Nominees Limited a/c AK1		458,161
R C Greig Nominees Limited a/c BL1		60,873
R C Greig Nominees Limited a/c CM1		38,812
R C Greig Nominees Limited GP1		141,625
R C Greig Nominees Limited SA1		70,072
Reflex Nominees Limited		540
STATE STREET BANK AND TRUST-WI		20,824
STATE STREET BOSTON		422,117
STATE STREET TRUST OF CANADA		14,289
The Northern Trust Company - U		9,012
Trust & Custody Services Bank		12,038
	Total	26,112,522

This information is provided by RNS
The company news service from the London Stock Exchange

END

82-3099

Regulatory Announcement

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Scottish and Southern

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	SSE gas boiler business
Released	08:45 07-Dec-06
Number	4218N

RNS Number:4218N
Scottish & Southern Energy PLC
07 December 2006

10,000 CUSTOMERS FOR SSE'S NEW DOMESTIC GAS BOILER MAINTENANCE BUSINESS

The new domestic gas boiler maintenance, servicing and installations business launched by Scottish and Southern Energy plc ("SSE") has achieved 10,000 customers in the six months since its launch in June 2006.

Marketed under the name of 'shield', the business offer features a full comprehensive annual service, full breakdown and emergency cover and a 24-hour, 365-day manned customer helpline. The product covers a customer's entire gas central heating system, including the boiler, pipe work, radiators, cylinders and tanks.

According to the Health and Safety Executive, around 20 people are killed in the UK every year due to poorly or inadequately serviced gas boilers. Despite this, fewer than one in three of the 14 million owner-occupied homes in the UK has a gas boiler maintenance contract.

The launch of the 'shield' business has resulted in over 120 new jobs being created, with the establishment of a dedicated 24-hour call centre, teams of Corgi-registered gas engineers and a sales force. It is expected that this number will grow to over 200 by the end of 2007 as the business expands throughout the UK - it currently reaches around seven million homes in 22 postcode regions.

Its development is part of SSE's wider strategy to offer customers a broader range of energy services 'beyond the meter.'

Ian Marchant, Chief Executive of SSE, said:

"Our aim in launching 'shield' was to offer a safe and high quality service that will not only attract customers with existing policies, but also reach the large part of the market that does not yet have any form of boiler servicing in place. I am delighted with the early progress of the business and the achievement of the first 10,000 customers is well ahead of schedule."

Enquiries to:

Scottish and Southern Energy plc	
Alan Young - Director of Corporate Communications	+ 44 (0)870 900 0410
Denis Kerby - Investor and Media Relations Manager	+ 44 (0)870 900 0410

This information is provided by RNS
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Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director/PDMR Shareholding
Released	11:06 04-Dec-06
Number	1608N

RNS Number:1608N
Scottish & Southern Energy PLC
04 December 2006

SHARE INCENTIVE PLAN

The Company was notified on 1 December 2006 by Computershare Investor Services plc, the provider of the all employee Share Incentive Plan ('SIP'), of the following purchases on 30 November 2006 in the Company's ordinary shares:-

(a) that 26,183 shares were purchased and allocated at £14.72 per share using participating employees' gross salary ('Partnership Shares').

(b) that the Company matched the Partnership Shares purchased by employees and allocated a further 20,793 shares at £14.72 per share ('Matching Shares'). The Company gives employees 1 Matching Share for each Partnership Share bought by them up to a maximum of 5 Matching Shares per employee, each month.

The purchase, referred to above, was made pursuant to a regular standing order instruction with Computershare Investor Services plc for the monthly purchase of Partnership Shares.

The interests of Executive directors/PDMRs of the Company in the transactions were as follows:

Directors	Number of Partnership Shares	Number of Matching Shares	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood Director	8	5	0.000002%	26,048	0.003%
Ian Marchant Director	8	5	0.000002%	94,118	0.011%
Alistair Phillips-Davies Director	8	5	0.000002%	31,044	0.004%
Gregor Alexander Director	8	5	0.000002%	21,520	0.002%
Vincent Donnelly	8	5	N/A	N/A	N/A

PDMR					
Michelle Hynd PDMR	8	5	N/A	N/A	N/A
Paul Isgar PDMR	8	5	N/A	N/A	N/A
Graham Juggins PDMR	8	5	N/A	N/A	N/A
Anthony Keeling PDMR	9	5	N/A	N/A	N/A
Ian Manson PDMR	8	5	N/A	N/A	N/A
Mark Mathieson PDMR	8	5	N/A	N/A	N/A
Robert McDonald PDMR	8	5	N/A	N/A	N/A
James McPhillimy PDMR	8	5	N/A	N/A	N/A
Adrian Pike PDMR	9	5	N/A	N/A	N/A
Brian Smith PDMR	2	2	N/A	N/A	N/A
James Smith PDMR	8	5	N/A	N/A	N/A
Paul Smith PDMR	8	5	N/A	N/A	N/A
Alan Young PDMR	8	5	N/A	N/A	N/A

SHARESAVE

On 1st December 2006, Ian Marchant, James McPhillimy and James Smith were allotted shares at a price of £5.66 per share following their exercise of options under the Company's all-employee savings-related share option scheme.

Director/ PDMR	Number of shares allocated	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Ian Marchant Director	596	0.000069%	94,714	0.011%
James McPhillimy PDMR	596	N/A	N/A	N/A

James Smith PDMR	834	N/A	N/A	N/A

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The company news service from the London Stock Exchange

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Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Additional Listing
Released	16:43 21-Nov-06
Number	4690M

RNS Number:4690M
Scottish & Southern Energy PLC
21 November 2006

Application for Admission of Securities to the Official List and to trading

The Company has applied to the UK Listing Authority for Admission of Securities to the Official List and to the London Stock Exchange for Admission of Securities to trading of 500,000 ordinary shares of 50p each in the Company. The issue is with respect to a block listing of shares, which will be allocated to employees as and when required on the exercise of their SAYE Sharesave options.

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director/PDMR Shareholding
Released	08:38 21-Nov-06
Number	4093M

Scottish and Southern Energy

RNS Number:4093M
Scottish & Southern Energy PLC
21 November 2006

On 17 November 2006, Vincent Donnelly, PDMR, was allotted 987 shares at a price of £5.62 per share following his exercise of options under the Company's all-employee savings-related share option scheme.

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